CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.650% Senior Notes due 2019	$400,000,000	$54,560

(1)	The filing fee of $54,560 is calculated in accordance with Rule 457(o) and 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-184617

PROSPECTUS    SUPPLEMENT

(To Prospectus dated October 26, 2012)

$400,000,000

Kennametal Inc.

2.650% Senior Notes due 2019

We are offering $400,000,000 aggregate principal amount of our 2.650% Senior Notes due 2019 (the “notes”). We will pay interest on the notes semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2013. The notes will mature on November 1, 2019.

We may redeem some or all of the notes at any time at the redemption price described in this prospectus supplement under the heading “Description of the Notes—Optional Redemption.” If a change of control triggering event as described in this prospectus supplement under the heading “Description of the Notes—Change of Control Offer” occurs, we may be required to offer to purchase the notes from the holders.

The notes will be our general unsecured senior obligations and will rank equally with all of our other senior unsecured and unsubordinated indebtedness from time to time outstanding.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated dealer quotation system. Currently, there is no public market for the notes.

Investing in the notes involves significant risk. You should carefully consider the risks described in the “Risk Factors” section of this prospectus supplement beginning on page S-12 and similar sections in our filings with the Securities and Exchange Commission that are incorporated or deemed to be incorporated by reference herein before investing in any of the notes offered hereby.

	Per Note	Total
Public offering price	99.867%	$399,468,000
Underwriting discounts and commissions	0.625%	$2,500,000
Proceeds to Kennametal Inc., before expenses (1)	99.242%	$396,968,000

(1)	Plus accrued interest, if any, from November 7, 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes only in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about November 7, 2012.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBS

Managers

PNC Capital Markets LLC	Mitsubishi UFJ Securities	Mizuho Securities

Co-Managers

HSBC	US Bancorp

The date of this prospectus supplement is November 2, 2012.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus. The accompanying prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may offer from time to time common stock, senior or subordinated debt securities, preferred stock, warrants, purchase contracts, units or depositary shares. The accompanying prospectus provides you with a general description of these securities, and this prospectus supplement contains specific information about the terms of this offering of notes. Both this prospectus supplement and the accompanying prospectus include important information about us, our securities and other information you should know before investing.

This prospectus supplement, or the information incorporated by reference, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information” in this prospectus supplement.

When used in this prospectus supplement, unless otherwise mentioned or unless the context requires otherwise (including when describing the terms of the notes), the terms “we,” “our,” “us,” the “Company,” and “Kennametal” refer to Kennametal Inc. and its subsidiaries. Unless otherwise specified, any reference to a “year” is to a fiscal year ended June 30.

Neither we nor the underwriters have authorized any other person to provide you with different or additional information other than that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus filed by the Company with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement, the accompanying prospectus and any related free writing prospectus, and the documents incorporated and deemed to be incorporated by reference herein and therein, are accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and/or prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Kennametal’s SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov, and on Kennametal’s website at www.kennametal.com. Reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC and which is incorporated by reference will automatically update and supersede this information. We incorporate by reference the documents listed below and all filings made on or after the date of this prospectus supplement pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Kennametal’s Annual Report on Form 10-K for the year ended June 30, 2012 filed with the SEC on August 13, 2012, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on October 31, 2012;

•	Kennametal’s 2012 Proxy Statement filed with the SEC on September 18, 2012 (those parts incorporated by reference in our Annual Report on Form 10-K only); and

•	Kennametal’s Current Reports on Form 8-K filed with the SEC on October 24, 2012 (solely with respect to Item 5.07), and October 25, 2012.

We will provide to each person to whom a copy of this prospectus supplement is delivered upon the written or oral request of such person, without charge, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to: Kennametal Inc. World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, Attention: General Counsel, (724) 539-5000.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein) contain certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not relate strictly to historical or current facts. You can identify forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression. For example, statements about Kennametal’s outlook for earnings, sales volumes, and cash flow for its fiscal year 2013, its expectations regarding future growth and any statements regarding future operating or financial performance or events are forward-looking. Forward looking statements may also include, among other things, our strategy, goals, plans and projections regarding our financial position, liquidity and capital resources, results of operations, market position, and product development. These statements are based on current estimates that involve inherent risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, our actual results could vary materially from our current expectations. There are a number of factors that could cause our actual results to differ from those indicated in the forward-looking statements. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties related to:

•	economic recession;

•	availability and cost of the raw materials we use to manufacture our products;

•	our foreign operations and international markets, such as currency exchange rates, different regulatory environments, trade barriers, exchange controls, and social and political instability;

•	changes in the regulatory environment in which we operate, including environmental, health and safety regulations;

•	our ability to protect and defend our intellectual property;

•	competition;

•	our ability to retain our management and employees;

•	demands on management resources;

•	potential claims relating to our products;

•	integrating acquisitions and achieving the expected savings and synergies;

•	business divestitures;

•	global or regional catastrophic events;

•	energy costs;

•	commodity prices;

•	labor relations;

•	demand for and market acceptance of new and existing products; and

•	implementation of environmental remediation matters.

Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are more fully described in the “Risk Factors” section in this prospectus and our Annual Report on Form 10-K for the year ended June 30, 2012, and in our other periodic filings with the Securities and Exchange Commission. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying the notes in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-12 of this prospectus supplement and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, which are described under the caption “Where You Can Find More Information,” before making any investment decision. When used in this prospectus supplement, unless the context requires otherwise, the terms “we,” “our,” “us,” the “Company,” and “Kennametal” refer to Kennametal Inc. and its subsidiaries. Unless otherwise specified, any reference to a “year” is to a fiscal year ended June 30.

Company Overview

We deliver productivity to customers seeking peak performance in demanding environments by providing innovative custom and standard wear-resistant solutions. To provide these solutions, we harness our knowledge of advanced materials and application development with a commitment to environmental sustainability. Our solutions are built around industry-essential technology platforms. These include metalworking tools, engineered components and surface technologies that are mission-critical to the performance of our customers battling extreme conditions such as fatigue wear, corrosion and high temperatures. We believe that our reputation for manufacturing excellence, as well as our technological expertise and innovation we deliver in our products and services, help us to achieve a leading position in our primary markets. End users of our products include metalworking and machinery manufacturers and suppliers across a diverse array of industries, including the aerospace, defense, transportation, machine tool, light machinery and heavy machinery, as well as producers and suppliers in a number of equipment-intensive industries such as coal mining, road construction and quarrying, as well as oil and gas exploration, refining, production and supply. Our end users’ applications range from airframes to mining operations, engines to oil wells and turbochargers to processing.

Our product offering includes a wide selection of standard and customized technologies for metalworking, such as sophisticated metal cutting tools, tooling systems and services, as well as advanced, high-performance materials, such as cemented tungsten carbide products, super alloys, coatings and investment castings to address customer demands. We offer these products through a variety of channels to meet customer-specified needs. We are a leading global supplier of tooling, engineered components and advanced materials consumed in production processes. We believe we are one of the largest global providers of consumable metal cutting tools and tooling supplies.

We specialize in developing and manufacturing metalworking tools and wear-resistant engineered components and coatings using a specialized type of powder metallurgy. Our metalworking tools are made of cemented tungsten carbides, ceramics, cermets and super-hard materials. We also manufacture and market a complete line of tool holders, tool-holding systems and rotary-cutting tools by machining and fabricating steel bars and other metal alloys. In addition, we produce specialized compacts and metallurgical powders, as well as products made from tungsten carbide or other hard materials that are used for custom-engineered and challenging applications, including mining and highway construction, among others. Further, we develop, manufacture and market engineered components and surface technology solutions with proprietary metal cladding capabilities, as well as process technology and materials that focus on component deburring, polishing and effecting controlled radii. The recent addition of the Deloro Stellite Holdings 1 Limited (Stellite) organization to our portfolio brings new capabilities in engineered components and surface technologies, extending our offering of investment casting, coatings and super alloy solutions.

Our operations are organized into two reportable operating segments; Industrial and Infrastructure.

Industrial Segment

In the Industrial segment, we focus on customers in the aerospace, defense, transportation and general engineering market sectors, as well as the machine tool industry. Our customers in these end markets use our products and services in the manufacture of engines, airframes, automobiles, trucks, ships and other various types of industrial equipment. The technology and customization requirements we provide vary by customer, application and industry. The value we deliver to our Industrial segment customers centers on knowledge of our customers processes, application expertise and our diverse offering of products and services.

Infrastructure Segment

In the Infrastructure segment which includes the Stellite acquisition, we focus on customers in the energy and earthworks sectors who support primary industries such as oil and gas, power generation and process industries such as food and beverage and chemicals; underground, surface and hard-rock mining; highway construction and road maintenance. Our success is determined by our associates gaining an in-depth understanding of our customers’ engineering and development needs, to be able to offer complete system solutions and high-performance capabilities to optimize and add value to their operations.

Kennametal Inc. was incorporated in Pennsylvania in 1943. Our principal executive office of Kennametal Inc. is located at World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, and our telephone number is (724) 539-5000. Our website is located at www.kennametal.com. The information on our website is not part of this prospectus.

Recent Developments

Fiscal 2013 First Quarter Results (Unaudited)

On October 24, 2012 we reported our consolidated financial results for the fiscal 2013 first quarter. Our first quarter sales were $629 million compared to $659 million for the same quarter last year, and our operating income for fiscal 2013 first quarter $64 million compared to $102 million for the same quarter last year.

Fiscal 2013 First Quarter Key Developments

•

Sales were $629 million, compared with $659 million in the same quarter last year. Sales decreased by 4 percent driven by a 7 percent organic decline, 5 percent unfavorable effect from currency exchange and 1 percent from fewer business days, partially offset by a 9 percent increase from the Stellite acquisition.

•

Operating income was $64 million, compared with $102 million in the same quarter last year. The Stellite acquisition contributed $3 million of operating income in the current year quarter. Operating income decreased primarily due to lower sales volume, lower absorption of manufacturing costs and unfavorable currency impacts. This decrease was partially offset by reduced operating expense due to cost control.

•

The effective tax rate for the quarter was 20.7 percent compared with 23.0 percent in the prior year period. The current quarter rate reflects a benefit from the effective settlement of an income tax audit in Europe, partially offset by the impacts of stronger earnings in the United States and the reduction in the tax rate in the United Kingdom.

•	EPS were $0.57, compared with the prior year quarter EPS of $0.88. The current year EPS includes $0.01 per share accretion from the Stellite acquisition.

•	The company purchased 706,098 shares of its capital stock under a previously announced amended share repurchase program.

Segment Developments for the Fiscal 2013 First Quarter

•

Industrial segment sales of $353 million declined 15 percent from $418 million in the prior year quarter, which reflected a 9 percent organic decline and a 6 percent unfavorable effect from currency exchange. On an organic basis, sales declined 15 percent in general engineering and 1 percent in transportation, while aerospace and defense sales grew 7 percent. General engineering was unfavorably affected by lower sales to the indirect channel due to inventory destocking as a result of the slowing macro environment. On a regional basis, sales declined approximately 13 percent in the Americas, 7 percent in Europe and 1 percent in Asia.

•

Industrial segment operating income was $35 million compared with $73 million in the prior year. Industrial operating income decreased primarily due to lower sales volume and lower absorption of manufacturing costs, and unfavorable foreign currency impacts. Industrial operating margin was 10.0 percent compared with 17.4 percent in the prior year.

•

Infrastructure segment sales of $276 million increased 15 percent from $241 million in the prior year, driven by 25 percent growth from the Stellite acquisition, partially offset by a 5 percent organic decline, 4 percent unfavorable effect from currency exchange and 1 percent from fewer business days. On an organic basis, sales declined by 6 percent in both the energy and earthworks markets. Earthworks continues to be affected by weak demand for underground coal in North America, while energy is being affected by lower global demand. On a regional basis excluding the impact of the Stellite acquisition, sales decreased approximately 11 percent in the Americas and 7 percent in Europe, while sales were 5 percent higher in Asia.

•

Infrastructure segment operating income was $32 million, compared with $33 million in the same quarter of the prior year. Operating income benefited from Stellite operating income of $3 million, which was more than offset by the effects of the organic sales decline and lower absorption of manufacturing costs.

Dividend Declared

Kennametal also announced that its Board of Directors declared a quarterly cash dividend of $0.16 per share. The dividend is payable November 27, 2012 to shareowners of record as of the close of business on November 6, 2012.

Fiscal 2013 First Quarter Financial Highlights (Unaudited)

The table below presents highlights of our unaudited financial results for the fiscal 2013 first quarter.

Condensed Consolidated Statements of Income (Unaudited) (in thousands, except per share amounts)	Three Months Ended September 30,
	2012	2011
Sales	$629,459	$658,877
Cost of goods sold	421,111	407,817
Gross profit	208,348	251,060
Operating expense	138,860	145,989
Amortization of intangibles	5,107	3,461
Operating income	64,381	101,610
Interest expense	5,956	5,487
Other (income) expense, net	(902)	574
Income from continuing operations before income taxes	59,327	95,549
Provision for income taxes	12,280	21,976
Net income	47,047	73,573
Less: Net income attributable to noncontrolling interests	657	1,587
Net income attributable to Kennametal	$46,390	$71,986

PER SHARE DATA ATTRIBUTABLE TO KENNAMETAL SHAREOWNERS
Basic earnings per share	$0.58	$0.89
Diluted earnings per share	$0.57	$0.88
Dividends per share	$0.16	$0.12
Basic weighted average shares outstanding	80,245	80,659
Diluted weighted average shares outstanding	81,405	81,808

Condensed Consolidated Balance Sheets (Unaudited) (in thousands)	September 30, 2012	June 30, 2012
Assets:
Cash and cash equivalents	$110,528	$116,466
Accounts receivable, net	437,700	478,989
Inventories	624,265	585,856
Other current assets	99,586	101,651

Total current assets	$1,272,079	$1,282,962
Property, plant and equipment, net	740,706	742,201
Goodwill and other intangible assets, net	959,637	962,837
Other assets	43,778	46,188

Total assets	$3,016,200	$3,034,188

Liabilities:
Current maturities of long-term debt and capital leases, including notes payable	$70,803	$75,137
Accounts payable	183,605	219,475
Other current liabilities	225,880	284,010

Total current liabilities	480,288	578,622
Long-term debt and capital leases	530,321	490,608
Other liabilities	293,059	296,737

Total liabilities	1,303,668	1,365,967
KENNAMETAL SHAREOWNERS’ EQUITY	1,687,353	1,643,850
NONCONTROLLING INTERESTS	25,179	24,371

Total liabilities and equity	$3,016,200	$3,034,188

The Offering

The brief summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Kennametal Inc.

Notes Offered	$400,000,000 million aggregate principal amount of 2.650% Senior Notes due 2019 (the “notes”).

Maturity	The notes will mature on November 1, 2019.

Interest Rate and Payment Dates	The notes will bear interest at a rate of 2.650% per year, payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2013.

Ranking	The notes are senior unsecured indebtedness and will rank equally with all our existing and future senior unsecured and unsubordinated indebtedness. A substantial portion of our business is conducted through subsidiaries, and the notes will be effectively subordinated to all liabilities (including trade payables and guarantees) of our subsidiaries, including guarantees of existing and future bank credit facilities by certain of our domestic subsidiaries. At June 30, 2012, our subsidiaries had approximately $14.4 million of indebtedness, including approximately $5.8 million of secured indebtedness, and we had approximately $0.4 million of secured indebtedness.

Optional Redemption	We may redeem the notes at our option at any time in whole or from time to time in part.

If we redeem the notes before the date that is one month prior to the maturity of the notes, the redemption price will be the greater of:

•	100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption; and

•

as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any interest accrued as of the date of redemption) from the date of redemption through the stated maturity of the notes being redeemed, in each case discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in this prospectus supplement) plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

If we redeem the notes on or after the date that is one month prior to maturity, the redemption price will be 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Offer	If a Change of Control Triggering Event occurs, we will be required to make an offer to purchase the notes. See “Description of the Notes—Change of Control Offer.”

Covenants	The indenture governing the notes will contain covenants that, among other things, limit our ability and the ability of our Restricted Subsidiaries (as defined in the indenture) to:

•	create or incur certain liens; or

•	enter into certain sale and leaseback transactions.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes—Covenants.”

Use of Proceeds	We expect the net proceeds from this offering of notes to be approximately $396,113,000 million after deducting underwriting discounts and commissions and our estimated expenses relating to the offering. We intend to use a portion of the proceeds to repay outstanding indebtedness under our credit facility and an uncommitted line of credit. As of September 30, 2012, the outstanding indebtedness under our credit facility and the uncommitted line of credit was $288 million. Any proceeds from this offering of notes in excess of our outstanding indebtedness under our credit facility and the uncommitted line of credit will be used for general corporate purposes. See “Use of Proceeds.”

Form and Denomination	We will issue the notes in the form of one or more fully registered global notes registered in the name of The Depository Trust Company or its nominee. The notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Governing Law	New York

Trustee	U.S. Bank National Association

Risk Factors	Investing in the notes involves significant risk. Before making a decision to invest in the notes, you should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the risk factors set forth under the heading “Risk Factors” beginning on page S-12 of this prospectus supplement and those set forth in our most recent Annual Report on Form 10-K and in our other periodic filings with the Securities and Exchange Commission, which are incorporated by reference in this prospectus supplement and the accompanying prospectus and may be obtained as described under “Where You Can Find More Information.”

Conflicts of Interest	We expect to use more than 5% of the net proceeds from the sale of the notes to repay indebtedness under our revolving credit facility that is owed by us to certain lenders that are affiliates of certain of the underwriters. Because those lenders are affiliates of certain of the underwriters, a “conflict of interest” is deemed to exist under Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. For more information, see ‘‘Underwriting - Conflicts of Interest” in this prospectus supplement.

Summary Consolidated Financial Data

The summary consolidated financial data set forth below (except for the ratio of earnings to fixed charges) was taken from item 6 of our Annual Report on Form 10-K for the year ended June 30, 2012, which is incorporated by reference herein. For more information on the ratio of earnings fixed charges, see “Ratio of Earnings to Fixed Charges”.

	Twelve months ended June 30,
	2012	2011	2010	2009	2008
OPERATING RESULTS (in thousands)
Sales	$2,736,246	$2,403,493	$1,884,067	$1,999,859	$2,589,786
Cost of goods sold	1,741,996	1,519,102	1,256,339	1,423,320	1,682,715
Operating expense	561,490	538,530	477,487	489,567	594,187
Restructuring and asset impairment charges (1)	—	12,586	43,923	173,656	39,891
Interest expense	27,215	22,760	25,203	27,244	31,586
Provision (benefit) for income taxes	79,136	63,856	26,977	(11,205)	62,754
Income (loss) from continuing operations attributable to Kennametal	307,230	229,727	47,842	(102,402)	163,666
Net income (loss) attributable to Kennametal (2)	307,230	229,727	46,419	(119,742)	167,775

FINANCIAL POSITION (in thousands)
Working capital	$704,340	$446,064	$522,926	$469,935	$630,675
Total assets	3,034,188	2,754,469	2,267,823	2,346,974	2,784,349
Long-term debt, including capital leases, excluding current maturities	490,608	1,919	314,675	436,592	313,052
Total debt, including capital leases and notes payable	565,745	312,882	337,668	485,957	346,652
Total Kennametal shareowners’ equity	1,643,850	1,638,072	1,315,500	1,247,443	1,647,907

OTHER DATA (in thousands, except number of employees)
Capital expenditures	$103,036	$83,442	$56,679	$104,842	$163,489
Number of employees (at June 30)	12,932	11,612	11,047	11,584	13,673

KEY RATIOS
Sales growth	13.8%	27.6%	(5.8%)	(22.8%)	14.3%
Gross profit margin	36.3	36.8	33.3	28.8	35.0
Operating profit (loss) margin	15.2	13.4	4.9	(5.0)	10.0
Earnings to Fixed Charges (3)	12.9	11.6	3.5	—	7.2

(1)	In 2011 and 2010, the charges related to restructuring activity. In 2009, the charges related to an impairment of $111.0 million for Industrial goodwill and an Industrial indefinite-lived trademark as well as restructuring charges of $62.6 million. In 2008, the charges related to an Industrial goodwill impairment of $35.0 million as well as restructuring charges of $4.9 million.

(2)	Net income (loss) attributable to Kennametal includes (loss) income from discontinued operations of ($1.4) million, ($17.3) million and $4.1 million for 2010, 2009 and 2008, respectively.

(3)	For purposes of determining the ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. See “Ratio of Earnings to Fixed Charges”.

RISK FACTORS

Investing in the notes involves significant risk. Before making a decision to invest in the notes, you should consider carefully the risk factors described below, and those set forth in our most recent Annual Report on Form 10-K,which is incorporated by reference in this prospectus supplement and the accompanying prospectus and may be obtained as described under “Where You Can Find More Information,” as well as the other information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. Each of these risks could have a material adverse effect on our business, results of operations and financial condition and the occurrence of any of these risks might cause you to lose all or part of your investment in the notes. These risks are not the only ones we face. Unforeseen risks could arise and problems or issues that we now view as minor could become more significant. If we are unable to adequately respond to these risks and uncertainties, our business, results of operations and financial condition would be materially adversely affected.

The notes are effectively subordinated to the existing and future liabilities of our subsidiaries.

We have significant operations conducted through our subsidiaries. Accordingly, our cash flow and the consequent ability to service our debt, including the notes, are substantially dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, whether by dividends, loans or otherwise. However, our subsidiaries are separate and distinct legal entities from us, and have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. As a result, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2012, our subsidiaries had approximately $14.4 million of indebtedness outstanding, including approximately $5.8 million of secured indebtedness. In addition, our significant domestic subsidiaries are guarantors and one of our foreign subsidiaries, Kennametal Europe GmbH, is a borrower under our existing Credit Agreement dated June 25, 2010, as amended on October 21, 2011, with PNC Bank, National Association, JPMorgan Chase Bank, N.A., Citizens Bank of Pennsylvania, Bank Of Tokyo-Mitsubishi UFJ Trust Company, Bank of America, N.A. and other lenders. As of June 30, 2012, we had $387.8 million of available borrowing capacity under our existing Credit Agreement.

Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will also be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Our subsidiaries are not prohibited from incurring debt or other liabilities, including senior indebtedness, or from issuing equity interests that have priority over our interests in the subsidiaries. If our subsidiaries were to incur additional debt or liabilities or to issue equity interests that have priority over our interests in the subsidiaries, our ability to pay our obligations on the notes could be adversely affected. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under the notes.

The indenture under which the notes will be issued will not limit the amount of indebtedness that we may incur. We also have the ability under our existing Credit Agreement to incur substantial additional indebtedness. As of June 30, 2012, we had $212.2 million of borrowings outstanding and had $387.8 million of available borrowing capacity under our existing Credit Agreement. We also borrow under short term credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2012 exchange rates, totaled $127.1 million at June 30, 2012, of which $85.5 million was unused. Our level of indebtedness could have important consequences to you. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

Additionally, any failure to meet required payments on our indebtedness, or failure to comply with any covenants in the instruments governing our indebtedness, could result in an event of default under the terms of those instruments. In the event of such default, the holders of such indebtedness could elect to declare all the amounts outstanding under such instruments to be due and payable. Any default under the agreements governing our indebtedness and the remedies sought by the holders of such indebtedness could render us unable to pay principal and interest on the notes and substantially decrease their value.

Your right to receive payments on the notes is effectively subordinated to the rights of secured creditors.

The notes will be effectively subordinated in right of payment to our secured indebtedness to the extent of the value of the collateral securing that indebtedness. The indenture under which the notes will be issued permits us to incur secured debt under specified circumstances. Any assets securing any of our secured indebtedness will be subject to prior claims by our secured creditors. In the event of our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding-up, any assets that secure any of our debt will be available to pay our obligations under the notes only after all debt secured by those assets, as well as any other obligations ranking senior in right of payment to the notes, have been repaid in full, and holders of the notes would then only be entitled to participate in our remaining assets, if any, ratably with all of our remaining unsecured senior creditors. If there are not sufficient assets remaining to pay all of these creditors, then all or a portion of the notes then outstanding and interest thereon would remain unpaid. At June 30, 2012, we and our subsidiaries had approximately $6.2 million of secured indebtedness.

The provisions of the notes will not necessarily protect you in the event of certain highly leveraged transactions.

Upon the occurrence of a Change of Control Triggering Event (as defined herein) you will have the right to require us to repurchase the notes as provided in the indenture governing the notes. However, the Change of Control Triggering Event provisions will not afford you protection in the event of certain highly leveraged transactions that may adversely affect you. For example, any leveraged recapitalization, refinancing, restructuring or acquisition initiated by us generally will not constitute a Change of Control (as defined herein) that would potentially lead to a Change of Control Triggering Event. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating or otherwise adversely affect the holders of the notes. These transactions may not involve a change in voting power or beneficial ownership or result in a downgrade in the ratings of the notes, or, even if they do, may not necessarily constitute a Change of Control Triggering Event that affords you the protections described in this prospectus supplement. If any such transaction were to occur, the value of your notes could decline.

Furthermore, the indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•

restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the notes;

•	limit the ability of our subsidiaries to service indebtedness;

•	restrict our ability to repurchase or prepay any other of our securities or other indebtedness; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes. See “Description of the Notes—Change of Control Offer.”

We may not be able to repurchase all of the notes upon a Change of Control Triggering Event, which would result in an event of default under your notes.

We will be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event as provided in the indenture governing the notes. However, we may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time, which agreements may provide that a Change of Control Triggering Event constitutes an event of default or prepayment under such other indebtedness. Our failure to make such a repurchase would result in an event of default under your notes. See “Description of the Notes—Change of Control Offer.”

Changes in our credit ratings may adversely affect the value of the notes.

Our outstanding indebtedness, including the notes, from time to time may receive credit ratings from certain credit rating agencies. Such ratings are limited in scope and do not address all risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating was issued. An explanation of the significance of such ratings may be obtained from such rating agencies. Credit ratings are not a recommendation to buy, sell or hold the notes. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies or placed on a so-called “watch list” for a possible downgrade or assigned a negative ratings outlook if, in any rating agency’s judgment, circumstances so warrant. In addition, because we may choose to take actions that adversely affect our credit ratings, such as incurring additional debt or repurchasing shares of our common stock, there can be no guarantee that our credit ratings will not decline during the term of the notes. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade or have been assigned a negative outlook, could adversely affect the market value of the notes and increase our borrowing costs.

There is no established trading market for the notes and one may not develop.

There is currently no established trading market for the notes, and we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Although the underwriters have advised us that they presently intend to make a market in the notes after completion of the offering, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, we cannot assure the liquidity of the trading market for the notes or that an active market will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. Even if an active market does develop, the market may cease at any time. As a result, you may not be able to resell your notes for an extended period of time, if at all. In addition, if the notes are traded, they may trade at a discount from their initial offering price, depending on the market for similar securities, our results of operations and financial condition, general economic conditions and other factors.

We expect that the trading price of the notes will be significantly affected by changes in the interest rate environment, which could change substantially at any time.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment, which may be volatile, and is not within our control. If interest rates, or expected future interest rates, rise during the term of the notes, the market value of the notes may decline. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

USE OF PROCEEDS

We expect the net proceeds from this offering of notes to be approximately $396,113,000 million after deducting underwriting discounts and commissions and our estimated expenses relating to the offering. We intend to use a portion of the proceeds to repay outstanding indebtedness under our credit facility and an uncommitted line of credit. As of September 30, 2012, the outstanding indebtedness under our credit facility and the uncommitted line of credit was $288 million. Interest payable under our credit facility is based upon the type of borrowing under the facility and may be (1) LIBOR plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus an applicable margin, or (3) fixed as negotiated by us. As of September 30, 2012, the effective interest rate of the outstanding indebtedness under our credit facility was 1.38%. The outstanding indebtedness incurred under our credit facility in the past twelve months was used in connection with the acquisition of Stellite for a purchase price of approximately $383 million, net of cash acquired, and for working capital purposes. The credit facility is due to expire in October 2016. Borrowings under the uncommitted line of credit are short term borrowings for working capital at variable rates. As of September 30, 2012, the rates for the borrowings varied from 1.1% to 1.25%. Any proceeds from this offering of notes in excess of our outstanding indebtedness under our credit facility and the uncommitted line of credit will be used for general corporate purposes.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization of Kennametal as of June 30, 2012, (1) on an actual basis and (2) on an as adjusted basis to give effect to the consummation of this offering. The information set forth in this table should be read in conjunction with Kennametal’s consolidated financial statements and the related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement.

(in thousands)	As of June 30, 2012
	Actual	As Adjusted
Cash and equivalents	$116,466	$262,234

Long Term Debt
Revolving Credit Facility(1)	$185,000	$—
3.875% Senior Notes due 2022 (current portion) net of discount of $0.4 million for 2012	299,646	299,646
2.650% Senior Notes due 2019 offered hereby	—	399,468
Capitalized leases / Other	5,962	5,962

Subtotal Long Term Debt	490,608	705,076
Short Term Debt
Notes payable to banks	41,565	2,565
Long-term debt	27,200	—
Capitalized leases (current portion) / Other	6,372	6,372

Subtotal Short Term Debt	75,137	8,937

Total Debt	565,745	714,013

Total Equity	1,668,221	1,668,221

Total Capitalization	$2,233,966	$2,382,234

(1)	As of September 30, 2012, the outstanding indebtedness under our credit facility was $236.9 million.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For purposes of determining the ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor.

	Twelve months ended June 30,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes and non-controlling interest	$389,969	$296,133	$76,602	$(112,496)	$229,400
Fixed charges, as shown below	$32,642	$27,928	$30,626	$33,413	$37,290

Earnings (loss)	$422,611	$324,061	$107,228	$(79,083)	$266,690

Fixed charges:
Interest expense	$27,215	$22,760	$25,203	$27,244	$31,586
Estimated interest component of rental expense	$5,427	$5,168	$5,423	$6,169	$5,704

Fixed Charges	$32,642	$27,928	$30,626	$33,413	$37,290

Ratio of Earnings to Fixed Charges	12.9	11.6	3.5	— (1)	7.2

(1)	Earnings were insufficient to cover fixed charges by $112.5 million primarily due to negative market impacts on results of operations, including pre-tax non-cash asset impairments of $111.0 million and restructuring charges of $62.6 million.

DESCRIPTION OF THE NOTES

General

We will issue the notes under a second supplemental indenture to the Indenture between us and the trustee, U.S. Bank National Association, dated February 14, 2012, as supplemented by the First Supplemental Indenture on February 14, 2012. References to the indenture in this section mean the indenture as so supplemented. If you would like to review the indenture and its supplements that we filed with the SEC, see “Where You Can Find More Information” in this prospectus supplement on how to locate the indenture and its supplements. You may also review the indenture and its supplements at the trustee’s offices at U.S. Bank National Association, 225 W. Station Square Drive, Suite 620, Pittsburgh, Pennsylvania 15219.

The following description of the notes supplements the description of the general terms and provisions of the Debt Securities in the accompanying prospectus. The following discussion summarizes selected provisions of the indenture. Because this is only a summary, it is not complete and does not describe every aspect of the notes and the indenture. You should read the indenture for provisions that may be important to you but which are not included in this summary. References to a supplemental indenture in the summary below refer to the second supplemental indenture that we will execute with the trustee relating to the notes offered by this prospectus supplement.

The indenture will not limit the amount of notes that may be issued. The notes issued in this offering will be in an initial principal amount of $400,000,000.

The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. The notes will not be subject to any conversion, amortization, or sinking fund. We will issue the notes only in fully registered book-entry form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof, except in the limited circumstances discussed below. You may transfer or exchange the notes without charge at the trustee’s Corporate Trust Office in Pittsburgh, Pennsylvania, or at any other office or agency that we maintain for such purpose.

The indenture will permit us and our subsidiaries to incur additional secured and unsecured debt. Subject to the limitations described under the section “—Consolidation, Merger or Sale” and “—Change of Control Offer,” the indenture will not contain any other provisions that would protect you from (1) a highly leveraged or similar transaction involving Kennametal; (2) a change of control or (3) a reorganization, restructuring, merger or similar transaction involving Kennametal that may adversely affect you. In addition, subject to the limitations described in “—Consolidation, Merger or Sale,” we may, in the future, sell all of our assets or merge or consolidate with another entity. Indebtedness which we would incur as a result of such a transaction could impair our ability to perform our obligations with respect to the notes.

In this “Description of the Notes” section, the terms “we,” “us,” the “Company,” and “Kennametal” refer to Kennametal Inc. not including its subsidiaries and, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time, unless otherwise noted.

Interest Rates and Maturity

The notes will bear interest at a rate of 2.650% per annum. In each case, the notes will bear interest from November 7, 2012, or from the most recent interest payment date to which interest has been paid or duly provided for, and will be payable semi-annually in cash. We will pay interest on the notes on May 1, to persons who were registered holders at the close of business on April 15, and on November 1, to persons who were registered holders at the close of business on October 15, of each year. The first such payment will be made on May 1, 2013. We will pay the principal and interest on the notes at an office or agency that we will maintain in Pittsburgh, Pennsylvania. However, we may pay such interest by check mailed to the holder at the address listed in the security register.

The notes mature on November 1, 2019. The notes will not be subject to any sinking fund.

Optional Redemption

We may redeem notes at our option at any time. Notes are redeemable in whole or in part in denominations of $2,000 and integral multiples of $1,000 in excess thereof upon no more than 60, and at least 30, days’ prior notice. If we do not redeem all the notes at one time, the trustee shall select the notes to be redeemed in a manner it determines to be fair and appropriate. Unless we default in payment of the redemption price, interest on the redeemed notes will cease to accrue on and after the redemption date. If we redeem the notes before the date that is one month prior to the maturity of the notes, we will pay the holders of the notes being redeemed the greater of

(1) 100% of the principal amount of their redeemed notes; or

(2) as determined by the Independent Investment Banker, the sum of the present values of the remaining principal amount and scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date), discounted to the redemption date in accordance with customary market practice on a semi-annual basis at the Treasury Rate plus 25 basis points;

plus, in each case, accrued and unpaid interest on the redeemed notes to the redemption date.

If we redeem the notes on or after the date that is one month prior to the maturity of the notes, we will pay the holders of the notes being redeemed 100% of the principal amount of their redeemed notes, plus accrued and unpaid interest on the redeemed notes to the redemption date.

The present value of payments will be calculated assuming a 360-day year consisting of twelve 30-day months. For purposes of calculating the redemption price, the following terms will have the meanings set forth below:

“Comparable Treasury Issue” is the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary market practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” is:

•

the average of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities,” or

•	if such release (or any successor release) is not published or does not contain such prices on such business day:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

•	if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Independent Investment Banker” is one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” is each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc. and their respective successors (if any of these persons shall cease to be a primary U.S. government securities dealer in New York City, we will substitute for that person someone who is a primary U.S. government securities dealer in New York City).

“Reference Treasury Dealer Quotations” are the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by each Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding the redemption date.

“Treasury Rate” is the rate per annum equal to the semi-annual equivalent yield to maturity of a Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Ranking

The notes are senior unsecured obligations and will rank equally with all our existing and future senior unsecured and unsubordinated indebtedness. A substantial portion of our business is conducted through subsidiaries and the notes will be effectively subordinated to all liabilities (including trade payables and guarantees) of our subsidiaries, including guarantees of existing and future bank credit facilities by certain of our domestic subsidiaries. At June 30, 2012, our subsidiaries had approximately $14.4 million of indebtedness, including approximately $5.8 million of secured indebtedness, and we had approximately $0.4 million of secured indebtedness.

Change of Control Offer

If a Change of Control Triggering Event (as defined below) occurs, each holder of the notes will have the right to require us to purchase all or a portion (equal to $2,000 principal amount and any integral multiples of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (a “Change of Control Offer”) at a purchase price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

We will be required to send a notice to each holder of the notes by first-class mail, with a copy to the trustee, within 30 days following the date upon which any Change of Control Triggering Event occurred, or at our option, prior to any Change of Control (as defined below) but after the public announcement of the pending Change of Control. The notice will govern the terms of the Change of Control Offer and will describe, among other things, the transaction that constitutes or may constitute the Change of Control Triggering Event and the purchase date. The purchase date will be at least 30 days but no more than 60 days from the date such notice is mailed, other than as may be required by law (a “Change of Control Payment Date”). If the notice is mailed prior to the date of consummation of the Change of Control, the notice will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all properly tendered notes or portions of notes not validly withdrawn;

•	deposit with the paying agent the required payment for all properly tendered notes or portions of notes not validly withdrawn; and

•	deliver or cause to be delivered to the trustee the repurchased notes, accompanied by an officers’ certificate stating, among other things, the aggregate principal amount of repurchased notes.

We will not be required to make a Change of Control Offer with respect to the notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and the third-party purchases all notes properly tendered and not withdrawn under its offer.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable, in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

Future debt of Kennametal may also prohibit Kennametal from purchasing notes in the event of a Change of Control, provide that a Change of Control is a default or require repurchase upon a Change of Control. Moreover, the exercise by the noteholders of their right to require Kennametal to purchase the notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on Kennametal.

Finally, Kennametal’s ability to pay cash to the noteholders following the occurrence of a Change of Control may be limited by Kennametal’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the notes. See “Risk Factors—We may not be able to repurchase all of the notes upon a Change of Control Triggering Event, which would result in an event of default under your notes.”

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holder of the notes to require that Kennametal purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

For purposes of the foregoing discussion, the following definitions apply:

“Change of Control” means the occurrence of any of the following:

•

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries;

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of our then outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

•

Kennametal consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, Kennametal, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Kennametal or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of Kennametal outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

•	the first day on which a majority of the members of our board of directors are not Continuing Directors; or

•	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly-owned subsidiary of a holding company and (b)(x) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (y) immediately following that transaction, no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event (as defined below) that relates to such Change of Control.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the first date that any of the notes were issued; or

•

was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director).

“Rating Agencies” mean:

•

each of Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors, and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors; and

•

if either such Rating Agency ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of Kennametal’s control, a substitute Rating Agency chosen by Kennametal.

“Rating Event” means with respect to a Change of Control, if the notes carry immediately prior to the first public announcement of the occurrence of such Change of Control or of the intention to effect such Change of Control:

•

an investment grade credit rating (BBB-/Baa3, or equivalent, or better) from both Rating Agencies, and the rating from both Rating Agencies is, within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded to a non-investment grade credit rating (BB+/Ba1 or equivalent, or worse) or withdrawn and is not within such period subsequently (in the case of a downgrade) upgraded to an investment grade credit rating or (in the case of a withdrawal) replaced by an investment grade credit rating;

•

a non-investment grade credit rating (BB+/Ba1, or equivalent, or worse) from both Rating Agencies, and the rating from both Rating Agencies is, within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded by one or more notches (for illustration, Ba1 to Ba2 being one notch) or withdrawn and is not within such period subsequently upgraded to its earlier credit rating or better by both Rating Agencies; or

•

both (i) an investment grade credit rating (BBB-/Baa3, or equivalent, or better) from one Rating Agency, and the rating is, within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded to a non-investment grade credit rating (BB+/Ba1, or equivalent, or worse) or withdrawn and is not within such period subsequently (in the case of a downgrade) upgraded to an investment grade credit rating by such Rating Agency or (in the case of a withdrawal) replaced by an investment grade credit rating from such Rating Agency and (ii) a non- investment grade credit rating (BB+/Ba1, or equivalent, or worse) from the other Rating Agency, and the rating is, within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency), either downgraded by one or more notches (for illustration, Ba1 to Ba2 being one notch) or withdrawn and is not within such period subsequently upgraded to its earlier credit rating or better by such Rating Agency;

provided that in making the relevant decision(s) referred to above to downgrade or withdraw such ratings, as applicable, the relevant Rating Agency announces publicly or confirms in writing to Kennametal that such decision(s) resulted, in whole or in part, from the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control.

“Voting Stock” means, with respect to any specified person as of any date, the Capital Stock of such person (whether now or hereafter authorized, regardless of whether such Capital Stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation) that is at the time entitled to vote generally in the election of the board of directors of such person.

Covenants

We covenant in the indenture that we will not and will not permit any of our Restricted Subsidiaries to:

(Limitation on Liens) create, incur or otherwise cause to exist or become effective any Liens (other than Permitted Liens) of any kind on any asset now owned or hereafter acquired without making effective provision whereby any and all notes then outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations are secured; or

(Limitation on Sale and Leaseback Transactions) enter into any sale and leaseback of a Principal Property (except for leases, including renewals, of five years or less) unless (1) either we or our Restricted Subsidiary is then permitted under the indenture as supplemented to incur Indebtedness secured by a Lien on such property or (2) within 180 days after such sale and leaseback, we apply to the voluntary retirement of funded debt an amount equal to the greater of the net proceeds of the sale of the property leased in the sale and leaseback or the fair value (in our opinion) of the leased property at the time we entered into such sale and leaseback.

The trustee may waive our compliance with these covenants if the holders of a majority in aggregate principal amount of the notes consent to the waiver. If we comply with the defeasance or covenant defeasance provisions of the indenture, we are not required to comply with such covenants.

Key Definitions

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with generally accepted accounting principles, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Consolidated Net Worth” means the excess of Kennametal and its consolidated subsidiaries’ assets over liabilities, plus minority interest, as determined from time to time in accordance with generally accepted accounting principles.

“Consolidated Tangible Assets” means, on the date of any determination, total assets less goodwill and other intangible assets of Kennametal and its consolidated subsidiaries, in each case as set forth on the most recently available consolidated balance sheet of Kennametal and its consolidated subsidiaries in accordance with generally accepted accounting principles.

“Indebtedness” means, with respect to any Person, at any date, any of the following, without duplication, (1) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property; (2) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (3) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction other than entered into in the ordinary course of business; (4) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person’s legal liability; provided, that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person’s legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the amount of such indebtedness secured by such Lien; (5) all indebtedness of others (including all interest and dividends on any Indebtedness or preferred stock of any other Person for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and (6) obligations in respect of Currency Agreements and Interest Swap Obligations (as such capitalized terms are defined in the indenture).

“Issue Date” shall mean the first date on which a note is authenticated by the trustee pursuant to the indenture.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof which is a Capitalized Lease Obligation).

“Permitted Liens” means, with respect to any Person: (1) Liens existing on the Issue Date; (2) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary or any of our Restricted Subsidiaries or at the time such corporation is merged into us or any of our Restricted Subsidiaries; (3) Liens in favor of us or any of our Restricted Subsidiaries; (4) Liens in favor of governmental bodies to secure progress or advance payments; (5) Liens securing industrial revenue or pollution control bonds; (6) Liens on Property to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such Property incurred prior to, at the time of, or within 180 days after, the acquisition of such Property or (b) financing all or any part of the cost of construction, improvement, development or expansion of any such Property; (7) statutory liens or landlords’, carriers’, warehouseman’s, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with generally accepted accounting principles shall have been made therefor; (8) Liens incurred in connection with any accounts receivable programs up to an aggregate of $125 million; (9) Liens on current assets of ours or our Restricted Subsidiaries securing Indebtedness of ours or our Restricted Subsidiaries and Liens in connection with Sale and Leaseback Transactions, provided that at the time of the incurrence of such Indebtedness or the entering into of such Sale and Leaseback Transaction, the aggregate amount of Indebtedness (other than Indebtedness secured by Liens described in clauses (1) through (8) above) of ours and our Restricted Subsidiaries secured by Liens does not exceed 10% of our Consolidated Tangible Assets; and (10) any extensions, substitutions, replacements or renewals in whole or in part of a Lien (an “existing Lien”) enumerated in clauses (1) through (9) above; provided that the Lien may not extend beyond (A) the Property or Indebtedness subject to the existing Lien and (B) improvements and construction on such Property and the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.

“Person” means any individual, corporation, partnership, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

“Principal Property” means any manufacturing plant or warehouse owned or leased by us or any of our Subsidiaries, the gross book value of which exceeds 4% of Consolidated Net Worth, other than manufacturing plants and warehouses which our Board of Directors by resolution declares, together with all other plants and warehouses previously so declared, is not of material importance to the total business conducted by us and our Restricted Subsidiaries as an entirety.

“Property of any Person” means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in our most recent consolidated balance sheet under generally accepted accounting principles.

“Restricted Subsidiary” means any of our Subsidiaries that is not an Unrestricted Subsidiary.

“Subsidiary of any Person” means (1) any Person of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or other Person in which such Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

“Unrestricted Subsidiary” means (1) any Subsidiary not organized under the laws of a state of the United States or the District of Columbia and any Subsidiary of such Subsidiary which is not organized under the laws of a state of the United States or the District of Columbia and (2) any of our Subsidiaries that at the time of determination shall be designated an Unrestricted Subsidiary by our Board of Directors and any Subsidiary of such Subsidiary. Our Board of Directors may designate any Subsidiaries (including any newly-acquired or newly-formed Subsidiary) organized under the laws of a state of the United States or of the District of Columbia to be an Unrestricted Subsidiary unless such Subsidiary owns any capital stock of, or owns or holds any Property of, Kennametal or any other Restricted Subsidiary; provided, however, that the Subsidiary to be so designated has total assets of $35,000,000 or less.

Consolidation, Merger or Sale

We may not merge or consolidate with any entity, sell or lease substantially all of our assets or assign our obligations under the indenture to another entity unless:

•	the successor entity is organized and exists under the laws of the United States, any state thereof, or the District of Columbia;

•

the successor entity expressly assumes our obligation to pay the principal, and premium, if any, and interest on the notes and to perform and observe all the covenants and conditions of the indenture binding on us; and

•	immediately after any such merger, consolidation, or sale, no default or event of default has occurred and is continuing under the indenture.

What might constitute the sale of “all or substantially all” of our assets as used in the indenture varies according to the facts and circumstances of a particular sale transaction. This term has no clearly established meaning under New York law (which governs the indenture) and is subject to judicial interpretation. For these reasons, it may be unclear if a disposition of assets by us would be subject to this provision.

Events of Default

An “Event of Default” occurs if

(1) we default in the payment of interest on any note when the same becomes due and payable, and the default continues for a period of 30 days;

(2) we default in the payment of the principal of any note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise;

(3) we fail to make a Change of Control Offer and thereafter accept and pay for notes tendered when and as required pursuant to “—Change of Control Offer”;

(4) we fail to observe or perform in any material respect any of the other covenants, warranties or agreements in the indenture or under the notes and the failure to observe or perform continues for a period of 90 days after receipt of written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes;

(5) there is any default resulting in acceleration of other Indebtedness of Kennametal for borrowed money where the aggregate principal amount so accelerated exceeds $50 million and such acceleration is not rescinded or annulled within 30 days after the written notice thereof to Kennametal by the trustee or to Kennametal and the trustee by the holders of 25% in aggregate principal amount of the outstanding notes, provided that such Event of Default will be remedied, cured or waived if the default that resulted in the acceleration of such other Indebtedness is remedied, cured or waived; and

(6) certain events in bankruptcy, insolvency or reorganization of Kennametal.

The holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal due and payable immediately upon an Event of Default. The holders of a majority in aggregate principal amount of the outstanding notes may annul such declaration and waive the default if the default (other than the non-payment of the principal of such series of notes which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee.

The holders of a majority in aggregate principal amount of outstanding notes affected thereby may, on behalf of the holders of all of the outstanding notes, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee) or a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note.

Kennametal is required to file annually with the trustee a certificate as to whether or not Kennametal is in compliance with all the conditions and covenants applicable to it under the indenture.

Modification of Indenture

From time to time, the indenture may be modified by Kennametal and the trustee without the consent of any holders of the notes with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the indenture, (ii) to qualify, or maintain the qualification of, the indenture under the Trust Indenture Act of 1939, as amended, and (iii) to make any change that does not materially adversely affect the interests of any holder of notes. In addition, under the indenture, certain rights, covenants and obligations of Kennametal and the rights of holders of notes may be modified by Kennametal and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes; but no extension of the maturity of the notes, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any holder of notes, other modification in the terms of payment of the principal of, or interest on, the notes, or reduction of the percentage required for modification, will be effective against any holder of notes without such holder’s consent.

In addition, Kennametal and the trustee may execute, without the consent of any holder of notes, any supplemental indenture for the purpose of creating any new series of debt securities.

Defeasance and Covenant Defeasance

We may elect either:

•

to terminate (and be deemed to have satisfied) all our obligations with respect to the notes (except for the obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes, to compensate and indemnify the trustee and to punctually pay or cause to be paid the principal of and interest on and any other amounts payable in respect of all notes when due) (“defeasance”) or

•	to be released from our obligations with respect to certain covenants, including those described above under “—Covenants” (“covenant defeasance”)

upon the deposit with the trustee (and in the case of a defeasance, 121 days after such defeasance), in trust for such purpose, of money and/or U.S. Government Obligations (as defined in the indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any other amounts payable in respect of the outstanding notes. Such a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indenture) with regard to certain matters, including an opinion (in the case of a defeasance, based upon a ruling from the Internal Revenue Service or a change in applicable tax law occurring after the date of the indenture) that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance had not occurred.

Further Issuances

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes; provided that if such further notes are not fungible with the notes for U.S. federal income tax purposes, such further notes will have a separate CUSIP number.

Book-Entry Notes—Registration, Transfer and Payment of Interest and Principal

Book-entry notes will be issued in the form of global notes that will be deposited with The Depository Trust Company, New York, New York, or DTC, and will be registered in the name of Cede & Co. (DTC’s nominee). The deposit of global notes with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes representing the notes. DTC’s records reflect only the identity of its participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The direct participant remains responsible for keeping account of its holdings on behalf of its customers.

Conveyance of notices and other communications by DTC to its participants and by its participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

This means that we will not issue certificates to each actual purchaser of the notes. Only direct participants in DTC may purchase under DTC’s system. One global note for the notes will be issued and deposited with DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the direct participant in DTC. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants. Beneficial owners of interests in the global notes must rely on DTC’s procedures. Beneficial owners who are not direct participants in DTC must rely on the direct participant’s procedures in order to exercise such owner’s rights under the global note or the indenture and its supplement. The laws of some jurisdictions require certain purchasers of securities to take physical delivery of such securities in certificated form. Such laws may impair your ability to transfer beneficial interests in a global note representing the notes.

DTC has provided us the following information regarding DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for its participants’ accounts. This eliminates the need to exchange certificates. The participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, and banks and trust companies that work through a direct participant in DTC. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc.

We will wire principal and interest payments to DTC’s nominee. The trustee and we will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon the date of payment of principal or interest, to credit its direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records unless DTC believes that it will not receive payment on the payment date. In addition, it is DTC’s current practice to assign any consenting or voting rights of Cede & Co., as DTC’s nominee, to its direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Neither DTC nor Cede & Co. will consent or vote with respect to the global notes. Payments by participants to owners of beneficial interests in the global notes will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in “street name.” However, payments to the owners of the beneficial interests will be the responsibility of the participants and not of DTC, the trustee or us.

Notes represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•

DTC notifies us that DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

•	an Event of Default exists under the indenture and its supplement; or

•	we determine that the global notes will be exchanged for certificated notes and notify the trustee of our decision.

Certificated Notes—Registration, Transfer, and Payment of Interest and Principal

If we issue certificated notes, they will be registered in the name of the noteholder. We will obtain the name of the noteholder from DTC’s participants. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent.

Holders can request that payment of principal and interest be wired to them by contacting the paying agent at least one business day prior to the payment date.

The underwriters will make settlement for the notes in immediately available funds. We will make all payments of principal and interest in immediately available funds. The notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will be required by DTC to settle in immediately available funds.

Governing Law

The indenture is, and the notes will be, governed by and construed in accordance with the laws of the State of New York.

The Trustee

U.S. Bank National Association is the trustee under the indenture and will be the trustee under the supplemental indenture.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes to beneficial owners of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, and administrative rulings and judicial decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time. Any such change may be applied retroactively, and may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to beneficial owners who purchase the notes at the price set forth on the cover of this prospectus supplement upon the initial issuance of the notes and who hold the notes as “capital assets” (within the meaning of Section 1221 of the Code). This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that are S corporations, partnerships or other pass-through entities;

•	former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction or integrated transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

If a partnership or other entity properly treated as a partnership for U.S. federal income tax purposes is a beneficial owner of a note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the entity. Such entities and partners in such entities should consult their own tax advisors about the U.S. federal income and other tax consequences of the purchase, ownership and disposition of a note.

Consequences to U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	an individual citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of the Code) or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest on the Notes

It is expected, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. You generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with your method of accounting for U.S. federal income tax purposes.

Change of Control Premium

In certain circumstances, we may be obligated to pay a change of control premium on the notes (as described above under “Description of the Notes—Change of Control Offer”). This obligation may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” We intend to take the position that the contingency that such payment will be made is “remote” or “incidental” (within the meaning of applicable Treasury Regulations) and therefore that the notes are not subject to the rules governing contingent payment debt instruments. Although not entirely clear, under our position the change of control premium likely will be taxable to a U.S. holder as capital gain rather than ordinary income when received or accrued, according to such U.S. holder’s method of accounting for U.S. federal income tax purposes. If our position were found to be incorrect and the notes were deemed to be contingent payment debt instruments, a U.S. holder might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than capital gain. Furthermore, U.S. holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes (which is not expected to differ significantly from the actual yield on the notes), with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. U.S. holders should consult their tax advisers regarding the tax consequences of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary interest income in the manner described above) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note.

Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

We are required to furnish to the record holders of the notes, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and the proceeds from a sale or other disposition of the notes.

You may be subject to backup withholding with respect to interest paid on the notes or with respect to proceeds received from a disposition of the notes. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) have become subject to backup withholding because you have failed to properly report payments of interest or dividends; or (iv) fail to make certain required certifications. Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information and tax returns are furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will generally apply to you if you are a non-U.S. holder of a note. A “non-U.S. holder” is a beneficial owner of a note who is not a U.S. holder and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

Payments of Interest on the Notes

Interest paid on a note to you will not be subject to U.S. federal withholding tax at a rate of 30% provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code;

•	you are not a controlled foreign corporation that is related to us through actual or constructive stock ownership;

•	you are not a bank that receives such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•

you provide the paying agent with a properly completed IRS Form W-8BEN (or other applicable form), or you hold your note through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations (special certification and other rules apply to certain non-U.S. holders that are entities).

Even if you do not satisfy these conditions, you may qualify for a reduced withholding tax rate or an exemption from withholding tax pursuant to an applicable tax treaty between the United States and your country of residence. To claim such a reduction or exemption, you must provide the paying agent with a properly completed IRS Form W-8BEN. You will also be exempt from withholding tax if the interest you receive is effectively connected with your conduct of a U.S. trade or business and you provide the paying agent with a properly completed IRS Form W-8ECI.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be exempt from withholding tax (provided you comply with the certification requirements discussed above), but you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax of 30% on interest included in your effectively connected earnings and profits, unless an applicable tax treaty provides otherwise.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Any gain realized on the sale, exchange, redemption or other taxable disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States, in which case you will be subject to tax generally in the same manner as if you were a U.S. holder, and if you are a foreign corporation the branch profits tax described above may also apply (unless, in either case, an applicable tax treaty provides otherwise); or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case you will be subject to a 30% U.S. federal income tax on any gain (reduced by certain capital losses) unless an applicable tax treaty provides otherwise.

Information Reporting and Backup Withholding

The amount of interest paid to you, and the amount of any tax withheld with respect to such interest, must be reported annually to the IRS and you. Copies of the information returns reporting the amount of such interest and the amount of any tax withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on a note provided that we do not have actual knowledge or reason to know that you are a U.S. person and the certification requirements described in the bullet point under “—Payments of Interest on the Notes” have been met, or you otherwise establish an exemption.

In addition, you generally will not be subject to information reporting and backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement) of a note within the U.S. or conducted through certain U.S.-related financial intermediaries, provided that the certification requirements above have been met and the payor does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information and tax returns are furnished to the IRS in a timely manner.

UNDERWRITING (CONFLICTS OF INTEREST)

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities LLC	$121,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	121,000,000
RBS Securities Inc.	64,000,000
PNC Capital Markets LLC	26,000,000
Mitsubishi UFJ Securities (USA), Inc.	22,000,000
Mizuho Securities USA Inc.	18,000,000
HSBC Securities (USA) Inc.	14,000,000
U.S. Bancorp Investments, Inc.	14,000,000

Total	$400,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.375% of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial offering, the public offering price, concessions or any other term of the offering may be changed.

The expenses of the offering (which include legal fees and expenses, accounting fees and expenses, SEC filing fees, printing fees and rating agency fees, but not including the underwriting discount) are estimated at $855,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, during the period from the date of this prospectus supplement through the closing date, without first obtaining the prior written consent of the representatives, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts of Interest

We expect to use more than 5% of the net proceeds from the sale of the notes to repay indebtedness under our revolving credit facility that is owed by us to certain lenders that are affiliates of certain of the underwriters. Because those lenders are affiliates of some of the underwriters, a “conflict of interest” is deemed to exist under Rule 5121 of FINRA. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. In addition, in accordance with Rule 5121, no underwriter having a conflict of interest under FINRA Rule 5121 will make sales to a discretionary account without receiving the written approval from the account holder.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of certain of the underwriters are lenders and perform other roles under our revolving credit facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the initial purchasers or their affiliates has a lending relationship with us, certain of those initial purchasers or their affiliates routinely hedge, and certain other of those initial purchasers may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these initial purchasers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the notes offered in this offering will be passed upon for us by Buchanan Ingersoll & Rooney PC, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended June 30, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Common Stock

Preferred Stock

Debt Securities

Warrants

Purchase Contracts

Units

Depositary Shares

We may offer from time to time capital stock, par value $1.25 per share (common stock), preferred stock, debt securities, warrants, purchase contracts, units or depositary shares. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. In addition, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. Our common stock is listed on the New York Stock Exchange and trades under the symbol “KMT.”

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. We urge you to read this prospectus and the applicable accompanying prospectus supplement, together with the documents we incorporate by reference, carefully before you make your investment decision.

Investing in these securities involves certain risks. For a discussion of certain risks that you should consider in connection with an investment in our securities, see “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2012 and all subsequent filings under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference herein. See also the section called “Risk Factors” on page 2 of this prospectus.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

Except as otherwise specifically noted, “we,” “our,” “us” and similar words and/or “Kennametal” and the “Company” in this prospectus refer to Kennametal Inc.

KENNAMETAL INC.

We deliver productivity to customers seeking peak performance in demanding environments by providing innovative custom and standard wear-resistant solutions. To provide these solutions, we harness our knowledge of advanced materials and application development with a commitment to environmental sustainability. Our solutions are built around industry-essential technology platforms. These include metalworking tools, engineered components and surface technologies that are mission-critical to the performance of our customers battling extreme conditions such as fatigue wear, corrosion and high temperatures. We believe that our reputation for manufacturing excellence, as well as our technological expertise and innovation we deliver in our products and services, help us to achieve a leading position in our primary markets. End users of our products include metalworking and machinery manufacturers and suppliers across a diverse array of industries, including the aerospace, defense, transportation, machine tool, light machinery and heavy machinery, as well as producers and suppliers in a number of equipment-intensive industries such as coal mining, road construction and quarrying, as well as oil and gas exploration, refining, production and supply. Our end users’ applications range from airframes to mining operations, engines to oil wells and turbochargers to processing.

Our product offering includes a wide selection of standard and customized technologies for metalworking, such as sophisticated metal cutting tools, tooling systems and services, as well as advanced, high-performance materials, such as cemented tungsten carbide products, super alloys, coatings and investment castings to address customer demands. We offer these products through a variety of channels to meet customer-specified needs. We are a leading global supplier of tooling, engineered components and advanced materials consumed in production processes. We believe we are one of the largest global providers of consumable metal cutting tools and tooling supplies.

We specialize in developing and manufacturing metalworking tools and wear-resistant engineered components and coatings using a specialized type of powder metallurgy. Our metalworking tools are made of cemented tungsten carbides, ceramics, cermets and super-hard materials. We also manufacture and market a complete line of tool holders, tool-holding systems and rotary-cutting tools by machining and fabricating steel bars and other metal alloys. In addition, we produce specialized compacts and metallurgical powders, as well as products made from tungsten carbide or other hard materials that are used for custom-engineered and challenging applications, including mining and highway construction, among others. Further, we develop, manufacture and market engineered components and surface technology solutions with proprietary metal cladding capabilities, as well as process technology and materials that focus on component deburring, polishing and effecting controlled radii. The recent addition of the Deloro Stellite Holdings 1 Limited (Stellite) organization to our portfolio brings new capabilities in engineered components and surface technologies, extending our offering of investment casting, coatings and super alloy solutions.

Our operations are organized into two reportable operating segments; Industrial and Infrastructure.

Industrial Segment

In the Industrial segment, we focus on customers in the aerospace, defense, transportation and general engineering market sectors, as well as the machine tool industry. Our customers in these end markets use our products and services in the manufacture of engines, airframes, automobiles, trucks, ships and other various types of industrial equipment. The technology and customization requirements we provide vary by customer, application and industry. The value we deliver to our Industrial segment customers centers on knowledge of our customers processes, application expertise and our diverse offering of products and services.

Infrastructure Segment

In the Infrastructure segment which includes the Stellite acquisition, we focus on customers in the energy and earthworks sectors who support primary industries such as oil and gas, power generation and process industries such as food and beverage and chemicals; underground, surface and hard-rock mining; highway construction and road maintenance. Our success is determined by our associates gaining an in-depth understanding of our customers’ engineering and development needs, to be able to offer complete system solutions and high-performance capabilities to optimize and add value to their operations.

Kennametal Inc. was incorporated in Pennsylvania in 1943. Our principal executive office is located at World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, and our telephone number is (724) 539-5000. Our website is located at www.kennametal.com. The information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2012, which is incorporated herein by reference, as well as the other information contained or incorporated by reference in this prospectus or any prospectus supplement before making a decision to invest in our securities.

FORWARD-LOOKING INFORMATION

This prospectus (including the documents incorporated by reference into this prospectus) contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not relate strictly to historical or current facts. You can identify forward-looking statements by the fact they use words such as “should,” “anticipate,” “estimate,” “approximate,” “expect,” “may,” “will,” “project,” “intend,” “plan,” “believe” and other words of similar meaning and expression. For example, statements about Kennametal’s outlook for earnings, sales volumes, and cash flow for any fiscal year, its expectations regarding future growth and any statements regarding future operating or financial performance or events are forward-looking. Forward looking statements also include, among other things, our strategy, goals, plans and projections regarding our expectations regarding our financial position, liquidity and capital resources, results of operations, market position, and product development. These statements are based on current estimates that involve inherent risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, our actual results could vary materially from our current expectations. There are a number of factors that could cause our actual results to differ from those indicated in the forward-looking statements. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties related to:

•	economic recession;

•	availability and cost of the raw materials we use to manufacture our products;

•	our foreign operations and international markets, such as currency exchange rates, different regulatory environments, trade barriers, exchange controls, and social and political instability;

•	changes in the regulatory environment in which we operate, including environmental, health and safety regulations;

•	our ability to protect and defend our intellectual property;

•	competition;

•	our ability to retain our management and employees;

•	demands on management resources;

•	potential claims relating to our products; integrating acquisitions and achieving the expected savings and synergies;

•	business divestitures;

•	global or regional catastrophic events;

•	energy costs;

•	commodity prices;

•	labor relations;

•	demand for and market acceptance of new and existing products; and

•	implementation of environmental remediation matters.

Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are more fully described in the “Risk Factors” section in this prospectus and our Annual Report on Form 10-K for the year ended June 30, 2012, and in our other periodic filings with the Securities and Exchange Commission. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For purposes of determining the ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor.

	Twelve months ended June 30,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes and non-controlling interest	$389,969	$296,133	$76,602	$(112,496)	$229,400
Fixed charges, as shown below	$32,642	$27,928	$30,626	$33,413	$37,290

Earnings (loss)	$422,611	$324,061	$107,228	$(79,083)	$266,690

Fixed charges:
Interest expense	$27,215	$22,760	$25,203	$27,244	$31,586
Estimated interest component of rental expense	$5,427	$5,168	$5,423	$6,169	$5,704

Fixed Charges	$32,642	$27,928	$30,626	$33,413	$37,290

Ratio of Earnings to Fixed Charges	12.9	11.6	3.5	— (1)	7.2

(1)	Earnings were insufficient to cover fixed charges by $112.5 million primarily due to negative market impacts on results of operations, including pre-tax non-cash asset impairments of $111.0 million and restructuring charges of $62.6 million.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities Kennametal or certain selling securityholders to be identified in a prospectus supplement may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and any accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF KENNAMETAL CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the laws of the Commonwealth of Pennsylvania, our Amended and Restated Articles of Incorporation (the “Restated Articles”) and our Bylaws as amended through January 24, 2012 (the “Bylaws”). Copies of the Restated Articles and Bylaws have been filed with the SEC, are incorporated herein by reference, and will be sent to you at no charge upon request. See “Where you can find more information.”

General

Our authorized capital stock consists of 120,000,000 shares of capital stock, par value $1.25 per share (the common stock), and 5,000,000 shares of Class A Preferred Stock, no par value (the preferred stock), the rights and preferences of which may be established from time to time by our board of directors (the “Board of Directors” or “Board”). As of June 30, 2012, 80,084,964 shares of common stock were outstanding and were held by approximately 2,107 holders. No shares of preferred stock were issued or outstanding as of June 30, 2012.

Common Stock

Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, each shareholder is entitled to receive any dividends, in cash, securities or property, as our Board may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution. The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Preferred Stock

Under Pennsylvania law and our Restated Articles, the Board of Directors, without further action by the shareholders, is authorized to designate and issue in series preferred stock and to fix as to any series the annual dividend or dividend rate, the relative priority as to dividends, redemption prices, preferences on dissolution, the terms of any sinking fund, voting rights, conversion rights, if any, and any other preferences or special rights and qualifications.

If we issue preferred stock, it may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. We have no present plans to issue any preferred stock.

Covenant Restrictions

In June 2010 we entered into a five-year, multi-currency, revolving credit facility Bank of America, N.A., London Branch (as Euro Swingline Lender), PNC Bank, National Association and JPMorgan Chase Bank, N.A. (as Co-Syndication Agents), Citizens Bank of Pennsylvania and Bank of Tokyo- Mitsubishi UFJ Trust Company (as Co-Documentation Agents), Bank of America, N.A. (as the Administrative Agent) and the other lenders thereto, and we entered into Amendment No. 1 to that facility on October 11, 2011 (the “Credit Facility”). The Credit Facility contains financial and operating covenants, including restrictions on our ability to, among other things, incur additional debt, make advances and investments, create, incur or permit the existence of certain liens, and make loans or guarantees, and requires us to achieve and maintain certain financial ratios, including minimum consolidated interest coverage ratio and maximum consolidated leverage ratio and to grant security in limited circumstances.

Securities issued by us in the future, including debt securities, and future credit agreements may contain various restrictive covenants similar or in addition to the covenants described above.

Anti-Takeover Provisions in our Charter and Bylaws

Certain provisions of the Restated Articles and Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by it. They may also discourage an unsolicited takeover of us if the Board of Directors determines that the takeover is not in the best interests of us and our shareholders. These provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of shareholders deemed such an attempt to be in their best interests.

The provisions in the Restated Articles and Bylaws include: (i) the classification of the Board of Directors into three classes; (ii) a procedure which requires shareholders to nominate directors in advance of a meeting to elect such directors; and (iii) the authority to issue additional shares of Common Stock or Preferred Stock without shareholder approval.

The Restated Articles also include a provision requiring the affirmative vote of the holders of 75% of our outstanding stock to approve certain mergers or other business combinations or transactions with five percent shareholders; a provision requiring the affirmative vote of the holders of 75% of our outstanding stock to remove the entire Board of Directors, a class of the Board of Directors, any individual member of the Board of Directors without cause, or to increase the size of the Board of Directors to more than twelve members or decrease the size of the Board of Directors to fewer than eight members; a provision requiring, in the case of repurchases at a premium over market by us from certain four percent Shareholders (as defined in the Restated Articles), the affirmative vote of the holders of voting power of an amount of shares equal to the voting power of the four percent shareholder plus a majority of the voting power of the other shares not held by the four percent shareholder; and a provision requiring the affirmative vote of a majority of our outstanding stock held by disinterested shareholders to approve certain business combinations involving a stockholder who beneficially owns more than 10% of our voting power, unless certain minimum price, form of consideration and procedural requirements are satisfied or the transaction is approved by a majority of disinterested directors.

Pursuant to the Restated Articles, the Board of Directors is permitted to consider the effects of a change in control on our non-shareholder constituencies, such as our employees, suppliers, creditors, customers and the communities in which we operate. Pursuant to this provision, the Board of Directors may be guided by factors in addition to price and other financial considerations.

The Bylaws provide that any shareholder who desires to present a nomination of person(s) for election to the Board of Directors or a proposal of other business at a shareholders’ meeting (a “Proponent”) must first provide timely written notice to the Secretary. The Bylaws set forth the deadlines for submitting such advance notice. The advance notice must set forth in reasonable detail (i) as to each person the shareholder proposes to nominate for election to the Board of Directors, information concerning the proposed nominee, including such nominee’s consent to serve as a director if elected and other specific information called for by the Bylaws, or (ii) as to any other business that the shareholder proposes to bring before the meeting, a description of the substance of the proposal. The advance notice must include all such information regarding the Proponent’s proposal and/or nominee(s) which would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nomination or other proposal been made by the Board of Directors. The advance notice must also include a representation from the Proponent that such person is a shareholder of record and intends to appear in person or by proxy at the meeting to present the nomination or other proposal specified in the notice and a description of all arrangements or understandings between the Proponent and any other person or persons (naming such persons) pursuant to which the nomination or other proposal is to be made by the Proponent.

PBCL Anti-Takeover Provisions

The Pennsylvania Business Corporation Law (the “PBCL”) contains a number of statutory “anti-takeover” provisions, including Subchapters E, F, G and H of Chapter 25 and Sections 2521, 2524 and 2538 of the PBCL, which apply automatically to a Pennsylvania registered corporation (usually a public company) unless the corporation elects to opt-out of those provisions. We are a Pennsylvania registered corporation, and as a result we are subject to the anti-takeover provisions described below. Descriptions of the anti-takeover provisions are qualified in their entirety by reference to the PBCL.

Subchapter E (relating to control transactions) generally provides that if any person or group acquires 20% or more of our voting power, the remaining holders of voting shares may demand from such person or group the fair value of their voting shares, including a proportionate amount of any control premium.

Subchapter F (relating to business combinations) generally delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and us. The term “business combination” is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Section 2521 of the PBCL provides that shareholders are not entitled to call special meetings of the shareholders and our Bylaws do not give shareholders any right to call special meetings.

Section 2524 provides that shareholders cannot act by partial written consent unless permitted in the articles of incorporation.

Section 2538 of the PBCL generally establishes certain shareholder approval requirements with respect to specified transactions with “interested shareholders.”

We have elected to opt out of Subchapters G and H of Chapter 25 of the PBCL. Subchapter G would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition. Subchapter H would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired, offered to acquire or publicly disclosed an intention to acquire 20% of our voting power or publicly disclosed an intention to acquire control of us.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the Transfer Agent and Registrar for the Common Stock.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities that are sold may be exchangeable for or convertible into common stock or any of the other securities that may be sold under this prospectus. The debt securities will be issued under one or more separate indentures between us and a bank or trust company that has its principal office in the U.S., as trustee. The material terms of any indenture under which debt securities are issued will be set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, we will issue senior debt securities under an Indenture dated February 14, 2012 between us and U.S Bank National Association, as trustee (the senior indenture), as the same may be further amended and supplemented. We may also issue senior debt securities under another indenture that we may qualify under the Trust Indenture Act of 1939, which will be described in further detail in the applicable prospectus supplement. Subordinated debt securities will be issued under a subordinated indenture.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•

debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities.

DESCRIPTION OF DEPOSITARY SHARES

As specified in the applicable prospectus supplement, we may issue fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock, containing such rights and subject to such terms and conditions as we may specify. If we exercise that option, we will provide for a depositary to issue receipts for depositary shares, each of which will represent a fractional interest in a share of Preferred Stock. The shares of Preferred Stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company depositary that has its principal office in the U.S. The prospectus supplement will include the name and address of the depositary.

FORMS OF SECURITIES

Each debt security, warrant, unit or depositary share will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered Global Securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Kennametal, the trustees, the warrant agents, the unit agents or any other agent of Kennametal, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Kennametal and/or the selling securityholders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Kennametal, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we and/or the selling securityholders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling securityholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Kennametal at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Kennametal and/or the selling securityholders, if applicable, to indemnification by Kennametal and/or the selling securityholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Kennametal and its affiliates in the ordinary course of business.

Each series of securities other than the Common Stock, which is listed on the New York Stock Exchange, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the Common Stock, may or may not be listed on a national securities exchange.

WHERE YOU CAN FIND MORE INFORMATION

Kennametal files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Kennametal files at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. Kennametal’s SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov or on Kennametal’s website at www.kennametal.com. Reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We filed a registration statement on Form S-3 to register with the SEC the Kennametal securities we may offer and sell pursuant to this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-3 and exhibits (and any amendments to those documents) in the manner described above.

Incorporation of SEC Filings

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in a later filed document incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that Kennametal has previously filed with the SEC. These documents contain important information about Kennametal.

•	Kennametal’s Annual Report on Form 10-K for the year ended June 30, 2012 filed with the SEC on August 13, 2012;

•	Kennametal’s 2012 Proxy Statement filed with the SEC on September 18, 2012 (those parts incorporated by reference in our Annual Report on Form 10-K only);

•	Kennametal’s Current Reports on Form 8-K filed with the SEC on October 24, 2012 (solely with respect to Item 5.07), and October 25, 2012;

•	The description of Kennametal’s common stock contained in the Current Report on Form 8-K dated July 8, 2009; and

•

All future filings of Kennametal made pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this prospectus other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act or we incorporate it by reference into a filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

We will provide to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, without charge, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to: Kennametal Inc. World Headquarters, 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650-0231, Attention: General Counsel, (724) 539-5000.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$400,000,000

Kennametal Inc.

2.650% Senior Notes due 2019

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

J.P. Morgan

RBS

Managers

PNC Capital Markets LLC

Mitsubishi UFJ Securities

Mizuho Securities

Co-Managers

HSBC

US Bancorp

November 2, 2012